SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             ------------------

                                SCHEDULE 13D
                               (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 3)


                               TELIGENT, INC.
    --------------------------------------------------------------------
                              (Name of Issuer)

               Class A Common Stock, par value $.01 per share
    --------------------------------------------------------------------
                       (Title of Class of Securities)

                                87959Y 10 3
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                               (CUSIP Number)

                              Myles P. Berkman
              Chairman, Chief Executive Officer and President
                         The Associated Group, Inc.
                             200 Gateway Towers
                       Pittsburgh, Pennsylvania 15222
                               (412) 281-1907
    --------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                            Scott G. Bruce, Esq.
                      Vice President, General Counsel
                               and Secretary
                         The Associated Group, Inc.
                      Three Bala Plaza East, Suite 502
                      Bala Cynwyd, Pennsylvania 19004

                                  and to:

                             Kent A. Coit, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108


                             September 30, 1999
    --------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)



 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).


 NOTE: Schedules filed in paper format shall include a signed original and five copes of the schedule including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



           This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is being filed by The Associated Group, Inc., a Delaware corporation ("Associated"), and Microwave Services, Inc., a Delaware corporation and a wholly owned subsidiary of Associated ("MSI" and, together with Associated, the "Reporting Persons"), and amends to the extent set forth herein Items 4,6 and 7 of a Statement on Schedule 13D dated December 8, 1997 (the "Initial Schedule 13D"), as amended by Amendment No. 1 dated March 9, 1998 ("Amendment No. 1") and Amendment No. 2 dated June 10, 1999 ("Amendment No. 2" and, the Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, the "Existing Schedule 13D"), filed by the Reporting Persons relating to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Teligent, Inc., a Delaware corporation (the "Company"). The Existing Schedule 13D, as amended by this Amendment No. 3, is sometimes referred to herein as the "Schedule 13D". In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 3 sets forth the complete text of each of Items 4,6 and 7 of the Existing
 Schedule 13D, as amended by this Amendment No. 3. Capitalized terms used in this Amendment No. 3 and not otherwise defined shall have the respective meanings ascribed to such terms in the Existing Schedule 13D.

 Item 4.   Purpose of Transaction

           Item 4 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

           Reference is made to the discussion in Item 3 hereof, which is incorporated herein by reference, for a description of the Reorganization Merger. The Reorganization Merger was effected in connection with and immediately prior to the consummation on November 26, 1997 of the Company's initial public offering of its Class A Common Stock (the "IPO").

           The Reporting Persons have no current plans to dispose of shares of Common Stock (see the description of the Merger Agreement set forth below in this Item 4). However, subject to their obligations under the Merger Agreement, and under certain agreements described under Item 6 below, the Reporting Persons may in the future dispose of shares of Common Stock in the market, in privately negotiated transactions or otherwise. In addition, while they have no current plans to do so, the Reporting Persons reserve the right to acquire additional shares of Common Stock, through market purchases, in privately negotiated transactions or otherwise, including pursuant to the exercise of their rights under the agreements described under Item 6 below.

           Under the Certificate of Incorporation, MSI, as the record holder of all outstanding shares of Series B-1 Common Stock which constitutes more than 20% of the aggregate number of issued and outstanding shares of Common Stock, is entitled to elect a majority of the Company's Board of Directors, which is currently comprised of seven directors. The Reporting Persons understand that the Company intends to expand its Board of Directors to the extent necessary under the rules of the Nasdaq National Market or otherwise to maintain the requisite number of directors who are not officers of or perform other duties for the Company (other than serving as such directors). Upon any such expansion, as contemplated by the Certificate of Incorporation, the Company's Board of Directors will be further increased and additional individuals elected as directors by MSI as the holder of Series B-1 Common Stock so that its designees will continue to constitute a majority of the Company's Board of Directors. See the discussion under
 Item 6.

           On May 28, 1999, Associated entered into the Merger Agreement, providing, upon the terms and subject to the conditions set forth therein, for the acquisition of Associated by means of a merger of Merger Sub with and into Associated (the "Merger"), with Associated surviving the Merger (the "Surviving Entity"). Liberty has advised Associated that following the Merger, the Surviving Entity will become part of the Liberty Media Group, which is a "tracking stock" group of AT&T principally consisting of the assets and business of Liberty and its subsidiaries as well as certain other indirect subsidiaries of AT&T which have assets and businesses related to those of Liberty. Consummation of the Merger is subject to the approval of the Merger Agreement by Associated's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of all required approvals of the Federal Communications Commission and any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement.

           Upon consummation of the Merger, the Telcom Stockholder may have the right, pursuant to the Members Agreement (as defined in Item 6), to require Associated or MSI to take the actions described in the second sentence under the caption "Members Agreement" in Item 6 of the Schedule 13D, including converting the shares of Series B-1 Common Stock held by Associated or MSI into Class A Common Stock and causing one of MSI's designees on the Company's Board of Directors to resign so that such designees will no longer constitute a majority of the Company's Board of Directors. The foregoing description of certain provisions of the Members Agreement does not purport to be complete, and is qualified in its entirety by reference to the description thereof in Item 6 of the Schedule 13D and to the Members Agreement included as Exhibit 1 to the Schedule 13D, which description and Exhibit are incorporated herein by reference.

           The Merger Agreement provides that Associated or a subsidiary thereof will take all action necessary to cause to be elected to the Company's Board of Directors, effective immediately prior to the effective time of the Merger (the "Effective Time"), three persons or such lesser number designated by Liberty Media. Pursuant to a letter agreement dated September 30, 1999 (the "Liberty Letter Agreement"), Liberty has agreed with Associated that Liberty will designate no more than two persons for election to the Company's Board of Directors. Such designees of Liberty Media will replace the same number of current directors on the Company's Board of Directors elected by MSI pursuant to the terms of the Series B-1 Common Stock held by MSI. It is a condition to AT&T's and Merger Sub's obligation to consummate the Merger (which condition is solely for the benefit of, and may be asserted solely by, Liberty) that the persons so designated by Liberty have been so elected to (and not removed from) the Company's Board of Directors. As described above, Associated anticipates that upon consummation of the Merger, at least one of the then remaining members of the Company's Board of Directors previously elected by MSI pursuant to the terms of the Series B-1 Common Stock held by MSI will resign, so that the members of the Company's Board of Directors which will have been designated by MSI, including the directors selected by Liberty pursuant to the Merger Agreement (as modified by the Liberty Letter Agreement), will no longer comprise a majority of the Company's Board of Directors. The foregoing description of the Liberty Letter Agreement does not purport to be complete, and is qualified in its entirety by reference to the Liberty Letter Agreement included as Exhibit 8 to the Schedule 13D and incorporated herein by reference.

           Upon conversion of the Series B-1 Common Stock into Class A Common Stock as may be required by the Members Agreement, there will be no shares of Series B-1 Common Stock outstanding. Accordingly, after such conversion, neither Associated, MSI, Liberty nor any other person or entity would have the right, currently held by MSI as the holder of the Series B-1 Common Stock, under the Certificate of Incorporation as described above to elect a majority of the Company's Board of Directors. The holder(s) of the Class A Common Stock issued upon such conversion of the Series B-1 Common Stock, together with all other holders of Common Stock (Class A and Class
 B), would vote generally for members of the Company's Board of Directors, other than such member currently elected by the Telcom Stockholder as the holder of Series B-2 Common Stock and such member currently elected by NTTA&T as the holder of the Series B-3 Common Stock.

           In the Merger Agreement, Associated has agreed with Liberty Media that, prior to the Effective Time, subject to certain exceptions, Associated will not, and will not cause or permit any of its subsidiaries (excluding for this purpose the Company) to, (i) voluntarily sell, dispose of, tender or exchange or agree to sell, dispose of, tender or exchange any shares of Common Stock, including without limitation, any such sale or disposition in connection with a tender offer, exchange offer or similar transaction, (ii) vote or execute a written consent or proxy with respect to any such shares in favor of any acquisition by any person or entity (other than a direct or indirect wholly owned subsidiary of the Company) of the Company, of a 25% or greater equity interest in the Company, or of a substantial portion of the assets of the Company, or agree with any other person or entity to vote, or execute a written consent or proxy, with respect to any such shares or (iii) publicly express support for any transaction described in clause (ii) above by any means including, without limitation, by publicly expressing an intention to take any of the prohibited actions described above. The foregoing prohibitions were required by Liberty as terms of the Merger Agreement, and may only be waived or amended by a writing executed by Associated and Liberty Media (without any action of AT&T or Merger Sub required).

           The foregoing description of the Merger and certain provisions of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference as Exhibit 7 to the Schedule 13D and is incorporated herein by reference.


 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Item 6 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

 MEMBERS AGREEMENT

           In connection with the IPO, the Company, MSI, Associated, Digital Services Corporation (an original member of Teligent, L.L.C. and an affiliate of the Telcom Stockholder) ("DSC"), the Telcom Stockholder and the owners of the Telcom Stockholder entered into an agreement (the "Members Agreement") whereby the Company granted to DSC certain demand and "piggyback" registration rights with respect to Common Stock held by DSC at the time of consummation of the IPO. In addition, in the Members Agreement, Associated and MSI agreed with DSC that upon a "Change in Control" (as defined in the Members Agreement) of Associated or MSI, (i) Associated will immediately convert, and cause its controlled affiliates to immediately convert, all of the Series B-1 Common Stock owned by them into Class A Common Stock such that, under the Certificate of Incorporation as then in effect, Associated, alone or together with its controlled affiliates, will no longer have the right to elect a majority of the Company's Board of Directors, (ii) MSI will cause its designees on the Company's Board of Directors to cause the Company's Board of Directors to convene a meeting of the Company's stockholders and (iii) promptly after taking the action described in (ii) immediately above, MSI will cause such number of its designees on the Company's Board of Directors to resign so that such designees no longer constitute a majority thereof. Under the Members Agreement, in order for a "Change in Control" of Associated or MSI to occur, in addition to certain changes in equity ownership or board composition of Associated or MSI as set forth in the Members Agreement, the Telcom Stockholder and its affiliates must own shares of Series B-2 Common Stock representing at least 10% of all then outstanding shares of Common Stock and must continue to be controlled by Rajendra Singh, Neera Singh, any estates or trusts of which such persons are executors, trustees or beneficiaries and any entities controlled by such persons. In the Members Agreement, each of Associated and MSI also agreed with DSC that it will not transfer control of any entity which holds Class B Common Stock to any third party (other than an affiliate of Associated, provided such affiliate agrees to be bound by the provisions of the Members Agreement applicable to
 MSI) without the consent of DSC unless, concurrently with or prior to such transfer, Associated and MSI take the actions described in clauses (i) through (iii) above. In addition, in the Members Agreement, MSI and the Telcom Stockholder have each granted to the other rights of first refusal and co-sale rights with respect to any sale or transfer by the other (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions). Pursuant to the Members Agreement, Associated and the owners of the Telcom Stockholder have also each granted to the other rights of first refusal and co-sale rights, with the same exceptions, with respect to any sale or transfer by the other of shares of MSI, or member or other equity interests of the Telcom Stockholder, but only if shares of Common Stock constitute all or substantially all of the assets of MSI or the Telcom Stockholder, respectively. The Members Agreement is included as Exhibit 1 to the
 Schedule 13D, and the foregoing description of the Members Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

 STOCKHOLDERS AGREEMENT

           Immediately prior to consummation of the IPO, MSI, the Telcom Stockholder, NTTA&T (collectively, the "Stockholder Parties") and the Company entered into a Stockholders Agreement (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, NTTA&T and the Telcom Stockholder have certain rights and obligations with respect to their ownership interest in, and the governance of, the Company, including, so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Company's Board, the right of such respective directors to approve, among other matters, any amendment to the Certificate of Incorporation which materially and adversely affects the rights of NTTA&T or the Telcom Stockholder, respectively, in a discriminatory manner vis-a-vis one or more of the other Stockholder Parties. The Stockholders Agreement also provides that so long as the Telcom Stockholder and NTTA&T, respectively, have the right to elect a member of the Company's Board of Directors, the Company will afford to representatives of the Telcom Stockholder and NTTA&T, respectively, certain business consultation rights, including with respect to any action (each a "Consultation Event") which
 (i) materially changes the fundamental character of the Company's business,
 (ii) replaces the Company's Chief Executive Officer or Chief Operating Officer, (iii) involves the sale or pledge by the Company of a substantial portion of its assets or any acquisition, divestiture or merger of the Company with another entity or any joint venture outside the ordinary course of the Company's business or (iv) involves the issuance by the Company of shares of Common Stock or preferred stock to any telecommunications carrier. With respect to any Consultation Event, the Company will be required to provide reasonable advance notice to NTTA&T and the Telcom Stockholder and, in the case of the Consultation Event referred to in clause (iv) of the immediately preceding sentence, to give due consideration to their objections. In the Stockholders Agreement each of the parties thereto has agreed to vote, or act by written consent with respect to, all of their respective shares of Common Stock in favor of the election of the Company's Chief Executive Officer as a member of the Company's Board of Directors.

           The Stockholders Agreement also provides, in effect, that until November 13, 1999, each Stockholder Party will hold at least one-half of the shares of Common Stock held by such Stockholder Party as of November 26, 1997 (after giving effect to the Reorganization Merger as described under Item 3 above), except that such requirement will lapse and be without further effect automatically as to NTTA&T and the Telcom Stockholder, respectively, if a Consultation Event occurs even though NTTA&T or the Telcom Stockholder, respectively, has objected thereto. Under the Stockholders Agreement, if such requirement so lapses with respect to the Telcom Stockholder and, at the time of such lapsing, MSI is not entitled, pursuant to the Certificate of Incorporation, to elect a majority of the members of the Company's Board, then such requirement shall also lapse and be without further effect with respect to MSI. In addition, in the Stockholders Agreement, MSI and the Telcom Stockholder have each granted to NTTA&T co-sale rights with respect to any sale or transfer by either of them (other than to an affiliate or pursuant to a pledge arrangement, and excluding any public sale or distribution whether pursuant to a registration statement, Rule 144 or otherwise) of shares of Common Stock (other than Common Stock acquired in public market transactions).

           Under the Stockholders Agreement, if the Company is required by a change in law or other circumstance to reduce the level of foreign ownership of the Company and the Company is unable to obtain a waiver of such requirement, the Company will have the right, and will be required, at NTTA&T's election, to refuse to sell stock in the Company to any Foreign Owner (as defined in the Stockholders Agreement) if such a transaction would adversely impact NTTA&T's ability to hold its then existing share ownership in the Company, and, in addition, the Company will have the right, and will be required, at the election of any Stockholder Party, to repurchase for cash (to the extent permitted by applicable Delaware corporation law) shares first from all other Foreign Owners other than the Stockholder Parties, if applicable, and thereafter from each of the Stockholder Parties, on a pro rata basis (based on the percentage of foreign ownership attributable to each Stockholder Party) at the fair market value thereof based on the Company's then public trading value.

           The Stockholders Agreement is included as Exhibit 2 to the
 Schedule 13D, and the foregoing description of the Stockholders Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

 FIRSTMARK AGREEMENT

           Pursuant to a Stock Contribution Agreement dated as of March 10, 1997 (the "FirstMark Agreement") by and between Associated Communications, L.L.C. (the predecessor to Teligent, L.L.C.), FirstMark Communications, Inc. ("FirstMark"), Forester, and, for certain limited purposes MSI and DSC, Forester was granted certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock into which Forester's member interest in Teligent L.L.C. was converted pursuant to the Reorganization Merger ("Forester Registrable Securities"). In addition, in the FirstMark Agreement, Forester granted to MSI and DSC a right of first refusal with respect to any sale or other disposition by her of any equity interest in the Company, other than any sale by her in the public market of Forester Registrable Securities registered under the Securities Act of 1933, as amended (the "Securities Act") or pursuant to Rule 144 under the Securities Act. The FirstMark Agreement is included as
 Exhibit 3 to the Schedule 13D, and the foregoing description of the FirstMark Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

 MANDL EMPLOYMENT AGREEMENT

           Under the Company's Employment Agreement with Alex J. Mandl, the Company's Chairman and Chief Executive Officer, which took effect on September 1, 1996 (the "Mandl Employment Agreement") and to which MSI and DSC are parties for certain limited purposes, the Company has granted Mr. Mandl certain limited "piggyback" and demand registration rights with respect to the shares of Class A Common Stock which are subject to stock options under the 1997 Plan as a result of the conversion, in connection with the Reorganization Merger and the IPO, of the Company Appreciation Rights ("CARs") with respect to Teligent, L.L.C. granted pursuant to the Mandl Employment Agreement into stock options. The Mandl Employment Agreement also provides that if either MSI or DSC sells any of their respective interests in the Company to a third party, such seller shall be obligated to require the purchaser of such interest to purchase, and may require Mr. Mandl to sell to such third party, a proportionate percentage of the vested equity interest represented by Mr. Mandl's CARs (which have been converted into stock options as described above) valued as of the date of such purchase, at the same price paid by the third party for the interest of such seller. The Mandl Employment Agreement also provides for a right of first refusal on the part of MSI and DSC with respect to the disposition by Mr. Mandl of an equity interest in the Company. The Mandl Employment Agreement is included as Exhibit 4 to the Schedule 13D, and the foregoing description of the Mandl Employment Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

 REGISTRATION RIGHTS AGREEMENT

           The Company and MSI have entered into a Registration Rights Agreement dated as of March 6, 1998 (the "Registration Rights Agreement"), whereby the Company has granted to MSI certain registration rights substantially similar to those granted to NTTA&T pursuant to a Registration Rights Agreement dated as of September 30, 1997, and to those granted to DSC pursuant to the Members Agreement.

           The Registration Rights Agreement provides that, subject to meeting certain minimum number of shares or anticipated offering price thresholds and to certain holdback periods, MSI may demand registration (each, a "Demand Registration") of the shares of Class A Common Stock into which its shares of Series B-1 Common Stock have been converted or are convertible ("Registrable Securities"), at any time (subject to a maximum of three Demand Registrations in total) commencing six months after November 26, 1997 (the date of consummation of the Company's initial public offering of Class A Common Stock). In addition, the Registration Rights Agreement provides that, subject to certain limitations, MSI may include Registrable Securities in any registration of Common Stock by the Company under the Securities Act (other than on Form S-4 or S-8 under the Securities Act) (each, a "Piggyback Registration"). MSI also has the right, commencing six months after November 26, 1997, subject to certain limitations, to demand that the Company effect a registration on Form S-3 under the Securities Act, if available, (a "Form S-3 Registration") of all or part of its Registrable Securities, so long as the anticipated aggregate offering price for such Registrable Securities is in excess of $10 million.

           Under the Registration Rights Agreement, the Company is required to pay all registration expenses (other than underwriting discounts and commissions and fees and disbursements of counsel of the selling stockholders) with respect to all Demand Registrations and Form S-3 Registrations and up to three Piggyback Registrations. Under the Registration Rights Agreement, the Company is required to indemnify the selling stockholders, and the Company may request as a condition to effecting any registration indemnification from the selling stockholders, against certain liabilities in respect of any registration statement covered by the Registration Rights Agreement.

           The Registration Rights Agreement is included as Exhibit 6 to the
 Schedule 13D, and the foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to such Exhibit, which is hereby incorporated herein by reference.

 MERGER AGREEMENT

           The information with respect to the Merger and the Merger Agreement which is set forth or incorporated by reference in or pursuant to
 Item 4 is incorporated herein by reference.

 LIBERTY LETTER AGREEMENT

           The information with respect to the Liberty Letter Agreement which is set forth or incorporated by reference in or pursuant to Item 4 is incorporated herein by reference.


           Except as described or incorporated by reference in the Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of its directors, or executive officers has any contracts, arrangements, understandings or relationships with respect to any securities of the Company.

 Item 7.   Material to be Filed as Exhibits.

           Item 7 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

           Exhibit 1: Agreement dated September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc. and certain other parties (previously filed as part of the Initial
                          Schedule 13D dated December 8, 1997)

           Exhibit 2: Stockholders Agreement dated as of November 26, 1997 by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc. (previously filed as part of the Initial Schedule 13D dated December 8,
                          1997)

           Exhibit 3: Stock Contribution Agreement dated as of March 10, 1997 among Associated Communications, L.L.C., First Mark Communications, Inc. and Lynn Forester (previously filed as part of the Initial Schedule 13D dated December 8, 1997)

           Exhibit 4: Employment Agreement dated August 19, 1996, between Associated Communications, L.L.C. and Alex
                          J. Mandl (previously filed as part of the Initial
                          Schedule 13D dated December 8, 1997)

           Exhibit 5:     [Intentionally omitted]

           Exhibit 6: Registration Rights Agreement dated as of March 6, 1998, by and between Teligent, Inc. and Microwave Services, Inc. (previously filed as part of Amendment No. 1 dated March 9, 1999)

           Exhibit 7: Agreement and Plan of Merger dated as of May 28, 1999, among AT&T Corp., A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (previously filed, through incorporation by reference of Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999, as part of Amendment No. 2 dated June 10, 1999)

           Exhibit 8: Letter Agreement dated September 30, 1999, among Liberty Media Corporation, The Associated Group, Inc., AT&T Corp. and A-Group Merger Corp.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE ASSOCIATED GROUP, INC.


                                        By /s/ Myles P. Berkman
                                          -------------------------------
                                          Myles P. Berkman
                                          President and Chief
                                            Executive Officer


                                         MICROWAVE SERVICES, INC.


                                         By /s/ Myles P. Berkman
                                           ------------------------------
                                           Myles P. Berkman
                                           Chief Executive Officer


 DATE:  October 8, 1999



                                EXHIBIT INDEX
 Exhibit      Description
 -------      -----------

    1 Agreement dated September 29, 1997, among Teligent, L.L.C., Digital Services Corporation, Telcom-DTS Investors, L.L.C., Microwave Services, Inc., The Associated Group, Inc. and certain other parties (previously filed as part of the Initial Schedule 13D dated December 8, 1997)

    2 Stockholders Agreement dated as of November 26, 1997 by and among Teligent, Inc., Microwave Services, Inc., Telcom-DTS Investors, L.L.C. and NTTA&T Investment Inc. (previously filed as part of the Initial Schedule 13D dated December 8,
              1997)

    3 Stock Contribution Agreement dated as of March 10, 1997 among Associated Communications, L.L.C., First Mark Communications, Inc. and Lynn Forester (previously filed as part of the Initial Schedule 13D dated December 8, 1997)

    4         Employment Agreement dated August 19, 1996, between
              Associated Communications, L.L.C. and Alex J. Mandl
              (previously filed as part of the Initial Schedule 13D dated December 8, 1997)

    5         [Intentionally omitted]

    6 Registration Rights Agreement dated as of March 6, 1998, by and between Teligent, Inc. and Microwave Services, Inc. (previously filed as part of Amendment No. 1 dated March 9,
              1999)

    7 Agreement and Plan of Merger dated as of May 28, 1999, among AT&T Corp. A-Group Merger Corp., Liberty Media Corporation and The Associated Group, Inc. (previously filed, through incorporation by reference of Exhibit 2.1 to the Current Report on Form 8-K of The Associated Group, Inc. dated June 2, 1999, as part of Amendment No. 2 dated June 10, 1999)

    8 Letter Agreement dated September 30, 1999, among Liberty Media Corporation, The Associated Group, Inc., AT&T Corp. and A-Group Merger Corp.